

Julian Martinez • 2nd

COO/Director of Marketing at MaestroConference, 500Startups B16

San Francisco Bay Area

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 VoiceVoice

 Stanford University

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I am an ambitious, hands-on leader known for executing Go-To-Market launch strategies at lean startups. Most of the companies I've worked for have been very early in their growth, meaning I've had to build many marketing programs, including infrastructure and teams, from scratch, which has affor...

Webinar - Product Sourcing for Peak Q4 Sales with 

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Highlights

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You and Julian both know Jonny Price

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You and Julian are both in Digital Marketing and Social Media Today

Julian's Articles & Activity

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Real Conversations: Getting Beyond Polarization and Ideology to Respect...
Julian Martinez on LinkedIn

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 We started our equity crowdfunding campaign on StartEngine by officially...
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 I'm starting to talk about a "crowdfunding ladder" more and more. The bottom run...
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 From 50 Employees to an $11 Billion Valuation, This Lyft Exec Has Seen It All
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COO/Director of Marketing
VoiceVoice

Apr 2017 – Present • 1 yr 1 mo

Oakland, CA

The VoiceVoice platform extends beyond traditional conferencing into scalable and viral content. This new technology enables people to have great conversations, perpetually and at scale, allowing brands and organizations to create real community and foster powerful connections among their fans, supporters and customers.

If you have a large community of fans that you can invite to engage in memorable discussions -- this is what you need to know about VoiceVoice:
* Virtual conversations are deep and live with voice and video, not typed comments or twitter exchanges, making for stronger brand engagement
* Dynamic scheduling makes inviting and hosting multiple parallel conversations easy, convenient and seamless for hosts and participants
* The host's pre-recorded instructions guide the conversations by giving them context and meaning pointed toward an action or output
* Ease of scheduling + self-hosted conversations (i.e. not needing a host or facilitator or organizer) = significant savings

VoiceVoice has two major offerings:
1.) We sell our technology to customer organizations, who host highly interactive conversations at scale.
2.) We produce select conversations with partners, which gives us the opportunity to illustrate the power and possibilities for purposeful conversations, helps us develop relationships with potential customers, and also generates sponsorship revenue.

Customers include Obama for America, Stanford University, Airbnb and Greenpeace, among many others.

We previously developed MaestroConference, which has been used by over 8 million participants.

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VoiceVoice, technology that powers conversations



Board of Directors Member
MaestroConference

Aug 2016 – Present • 1 yr 9 mos

Oakland, CA



Director of Marketing
MaestroConference

Feb 2016 – Present • 2 yrs 3 mos

Oakland, CA

MaestroConference, a 500 Startups company, is the leader in Social Conferencing™, a technology that allows people to participate in large-scale, truly interactive virtual events featuring real conversations. Using social conferencing, thousands of people can convene around a topic or cause, engage in small group conversation to learn and share, and inspire one another to action and change.

Our mission is to light up the world with the power of meaningful, large-scale conversations. We believe intentional conversations that connect live voices can build relationships, develop minds, open hearts, and change the world.

Marx Hubbard, MoveOn.org, the Sierra Club, Greenopolis/Waste Management, and over 700 others in more than 15 countries.



Marketing Director
BidOnFusion.com (Fusion Surplus Solutions, Inc.)
Mar 2014 – Aug 2015 • 1 yr 6 mos
San Francisco, CA

BidOnFusion is a growing tech startup that leverages data analytics and custom auction software to liquidate consumer returns and overstock inventory on behalf of some of the world's largest retailers such as Amazon.com and Walmart.

I was hired by Founder/CEO Sebastian Baerend as Company's first marketing hire. Grew revenues from concept to $3M over first eight months by driving Go-To-Market launch of two new locations in Arizona and Indiana while launching all digital marketing channels from scratch.

RESPONSIBILITIES INCLUDED:
• Spearheaded all demand generation efforts in Company's digital marketing channels, including email marketing, social media management, Facebook advertising, SEM and retargeting
• Controlled entire advertising budget ($10k-$65k+/month) including optimizing 400+ Facebook ad campaigns totaling $200k to achieve 4.35% Lifetime CTR
• Built and supervised team of five responsible for content creation, social media management, branding and support

━━━

ACHIEVEMENTS:
▶ Grew revenues from concept to $3M over first eight months (May-Dec 2014)
▶ Accelerated revenue growth sufficient to attract multiple acquisition offers; Company on run rate of $12M+ for 2015
▶ Deployed highly targeted Facebook advertising program to increase monthly sales 300% over five months, surpassing revenue projections
▶ Conceived marketing and PR promotions that grew bidder base by 208% to over 75k registered users
▶ Transformed Company's weakest market (Arizona) into strongest over two months by initiating Spanish advertising program in the US and Mexico to optimize ad spend. Generated $560k in sales on an advertising budget of $12k (~50x ROI)
▶ Partnered closely with Finance, Creative, Client Services and Operational teams to open three new markets in 10 months: Phoenix, AZ (July 2014); Indianapolis, IN (September 2014); Greenville, SC (April 2015). Successfully marketed grand opening of SC location within 12 days of warehouse access

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Presentation Deck for Industry Speaking Engagements

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Co-Founder

Web Video Crew
Jan 2011 – Mar 2014 • 3 yrs 3 mos
San Francisco Bay Area

Web Video Crew was a boutique marketing agency I co-founded and grew, providing predominantly B2C companies with video production, website development, online marketing, branding, reputation management, content creation, SEO, SEM, lead generation, and local listing services. Target market: SMBs in the $1M-$10M annual revenue range.

MANAGEMENT

• Maximized operational efficiency by recruiting and training an overseas team of 25+ full-time employees
• Built a national database of 500+ professional videographers to fulfill client video projects on demand anywhere in USA
• Collaborated with clients on marketing initiatives by leveraging third party tools and service providers, such as MyTime, Asana, Hootsuite, YMLP, SEMrush, Neustar Localeze, WordPress, TubeMogul, ShortStack and RocketLawyer

LEAD GENERATION
• Spearheaded Company's B2B lead generation initiatives, including email marketing, social media management, outbound and inbound calling, content marketing and SEO
• Engaged on weekly basis with senior management to report on data analytics and new B2B campaign initiatives
• Qualified leads and nurtured prospects throughout the conversion funnel

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RESULTS:
▶ Built CRM database to 500+ qualified leads in sales pipeline
▶ Propelled Company to profitability by creating and selling high-margin social media management service (80% profit margin)
▶ Closed contracts for marketing projects with 200+ clients, including Living Spaces, one of USA's largest furniture brands; Shapes Brow Bar, a beauty bar with 65 locations nationwide; and Big Mama's & Papa's Pizzeria, a Southern California pizza chain with 20 locations
▶ Helped contribute to one of 2014's biggest branding events – the delivery of Big Mama's & Papa's Pizza to the 2014 Oscars
▶ Closed monthly subscription contracts totaling $30k+ in recurring revenue

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Big Mama's & Papa's Pizzeria Social Media   🔗   Web Video Crew

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Education


Stanford University
Bachelor of Arts (B.A.), Economics
1998 – 2003
Activities and Societies: * Founding Member of Stanford's first Latino-interest based fraternity, Gamma Zeta Alpha Fraternity, Inc.